August 19, 2005

Marianne Drost, Esq.
Senior Vice President, Deputy General
  Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

> **Re:** **Verizon Communications Inc.**
> **Amendment No. 5 to Form S-4**
> **Filed August 15, 2005**
> **File No. 333-124008**
>
> **MCI, Inc.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 16, 2005**
>
> **Form 10-Q for the quarter ended March 31, 2005**
> **Filed May 9, 2005**
> **File No. 001-10415**

Dear Ms. Drost:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-4

Prospectus Cover Page/Letter to Shareholders

1.	In the fifth sentence of the fourth paragraph, please further clarify that there could be a substantially greater purchase price adjustment, in part because Verizon does not intend to prepare an estimate until shortly before closing and it could have a materially different view than MCI on the calculation of the estimated liabilities.

Summary, page 1

Potential Downward Purchase Price Adjustment, page 4

2.	Revise the last paragraph of this subsection to clarify that Verizon may calculate a substantially higher estimate when it calculates the estimated liabilities shortly before closing.

Summary Selected Unaudited Condensed Consolidated Pro Forma Financial Information, page 21

3.	Please revise your presentation to show separately Verizon's two views and MCI's two views. Since Verizon is not assuming any responsibility for MCI's views, the second to the last sentence of the first paragraph on page 22, "...[i]n all other respects..." should be removed. Each set of pro formas, Verizon's view and MCI's view, should stand independently. Please also comply with this comment on pages 138 and 160.

4.	Please revise the heading for page 23 to indicate that these are Verizon's views. Also change the heading for the $20.40 downward price adjustment to one that may be clearer, such as Zero or No Merger Consideration. Please also comply with this comment on pages 25 and 140 through 159.

5.	Please revise the heading for page 24 to indicate that these are MCI's views. Present separately here MCI's view regarding no downward purchase price adjustment. Please also comply with this comment on pages 25, 138 and 160 through 177.

Unaudited Comparative Per Share Information, page 25

6.	Please revise your presentation to state on page 26 that the $20.40 price adjustment would result in MCI shareholders receiving nothing for their MCI stock.

7.	Clearly label each view—Verizon's and MCI's—on pages 26 and 27.

8.	Please present MCI's other view that there will be no purchase price adjustment.

Unaudited Pro Forma Condensed Consolidated Financial Information

Introduction, page 138

9.   Please tell us your consideration of the financial reporting under the accounting literature for the MCI restricted shares and other equity-based awards discussed in Section 1.11 of the merger agreement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—Verizon's View with No Purchase Price Adjustment

Note 2. Purchase Price, page 146

10.   Please revise to clarify here and throughout the document your basis for using $35.52 for the assumed price per share of Verizon common stock.

Note 5. Pro Forma Adjustments, page 148

11.   Please tell us here in (c) and in all other presentations of the various views why you have used 286.3 million shares to calculate the special cash dividend of $5.60 per share. Tell us if the shares held by Verizon are excluded from receipt of the dividend.

12.   Please present separately the payment of the special cash dividend and the impact on interest income of the purchase of 43.4 million shares and payment of the special cash dividend.

13.   Please revise (k) here and in other views to show the calculation of the Verizon shares issued.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—Verizon's View with Zero Purchase Price

Note 5. Pro Forma Adjustments, page 157

14.   Please present separately the adjustment in (a) to accrue the additional liabilities equal to $20.40 per MCI share subject to the exchange.

15.   Please present separately the adjustment in (b) to provide a valuation allowance related to any deferred income tax benefit. Provide the calculation of the adjustment.

MCI's Views, pages 160-177

16.   Item 4 of your Form 10-K for June 30, 2005 discloses that your disclosure controls and procedures were not effective as on June 30, 2005 due to a material weakness in your internal control over accounting for income taxes. Disclose this information when

discussing your estimate of specified liabilities that are related to income taxes and discuss why you believe that you are in a position to reliably estimate income tax related specified liabilities both now and prior to closing as required by the merger agreement.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—MCI's View with $0.21 Purchase Price Adjustment

Note 2. Purchase Price, page 165

17.   Please revise your sensitivity analysis for adjustment to stock purchase price to show the range of the per share price of an MCI share for the potential downward purchase price adjustment for specified liabilities and other adjustments as shown in the first column.

18.   In (2), provide a detailed calculation regarding how you determined the new exchange ratio of .5684.

19.   In the last paragraph on page 167, disclose how you determined that the amount of previously paid and remaining specified liabilities would have to exceed $8.5 billion for the merger consideration to be reduced to zero.

MCI Presentation of Selected Recorded Liabilities and Specified Liabilities Amounts, page 168

20.   Please reflect all the quantified exclusions in the footnotes in the schedule that you have presented. The schedule should clearly reflect the gross amount of the specified liabilities before offset and adjustments. The offsets and adjustments should be presented separately with reference to the appropriate section of the merger agreement that permits such offset or adjustment. If you continue to show unsupported reductions in specified liabilities for which you have not received Verizon's agreement, please state that these are unsupported and show the impact of each here and wherever the results of your interpretations appear in the document.

21.   Please revise the heading for the first column, Face Value of Claim Amount at 6/30/05, to a heading that is will allow you to also reflect in this column the International Income Tax Liabilities, Previously-Paid Specified Liabilities, and Estimated Interest to Closing. This column should reflect the universe of potential specified liabilities. Disclose your basis in the merger agreement for only accruing interest to the date of closing.

22.   The headings for the second, third and fourth columns start with the word "Selected." Tell us what is meant by "selected." If certain liabilities have been omitted, please disclose the nature of the liability, its amount and your reason for omitting it.

23.   Please revise the reserves and liabilities in (2) and the amounts disclosed in the second column to reflect the gross amount before any offsets, unless you can provide factual support in the merger agreement for reducing the liabilities and reserves by the offsets.

24.   In (7), revise to clarify how "first day" bankruptcy orders would not be considered specified liabilities. Also, you should not reflect the merger agreement for future favorable settlements on bankruptcy claims of $42 million unless there is factual support in the merger agreement.

25.   In (8), if there is no factual support in the merger agreement for each reduction adjustment, please delete them.

26.   In (9), disclose your basis for your expectation.

27.   In (11), disclose your basis in the merger agreement for using 329.7 million shares. We note that you used 286.3 million shares in Note 2 on page 165 to calculate the purchase price.

28.   Furthermore, the universe for specified liabilities in the first column, as revised by our comments, is substantially higher than the total amounts of your current estimate of range of specified liabilities. Provide an explanation for all claims that you estimate will be settled at less than the amount reflected in the first column.

29.   On page 170, the last sentence in the first paragraph refers to a schedule of claims that you will deliver to Verizon. Tell us if this schedule will also include specified liabilities as defined in the merger agreement for which no claims have been made.

30.   On page 171, quantify the prebankruptcy offsetting claims discussed in the fourth paragraph. Tell us whether these offsets to claims have been included in the footnotes to your schedule. Please include them in the revised schedule.

31.   In the second paragraph on page 172, expand your discussion to state, in determining your estimated ranges, how you took into account the possibility that Verizon could take a different view, your view as to the strength of arguments supporting an opposing view, the positions each party would likely take in an arbitration proceeding, and your estimate of the range of outcomes based on these estimates if a reasonable arbitrator resolves any dispute.

32.   In the first bullet point on page 173, you state that you have not accrued interest after the closing since you have assumed that any accrued interest would be offset by the applicable discount rate. Disclose your factual support for using a discount rate to determine the amount of specified liabilities. Disclose any methodologies that have been used to determine your estimate of specified liabilities including discounting and probability and disclose your basis for using these methodologies.

33.   Please disclose the experience that you have had in the last two years in settling specified liabilities, including but not limited to, your experience in settling liabilities and claims at less than face value and percentage reduction from face value during the period prior to announcement of the merger and subsequent to the announcement of the merger.

34.   Please clearly state MCI's opinion regarding the items that will require reaching agreement with Verizon that are disclosed in the last paragraph of page 173. If any of these positions have not been previously quantified, please do so and reflect any positions that are open to interpretation as such in your schedule in this section.

5. Pro Forma Adjustments, page 174

35.   Please tell us why the calculation of the adjustment in (b) uses a different amount for the shares outstanding than the calculation in (11) on page 169. Tell us why the total amount of the downward adjustment is $60 million when it seems to be based on the difference between your high current estimate of $1,845 and $1,775.

36.   Please present separately the adjustment in (a) to accrue the additional liabilities related to the downward purchase price adjustment.

37.   Please present separately the adjustment in (b) to provide a valuation allowance related to any deferred income tax benefit. Provide the calculation of the adjustment.

38.   Please revise (l) here and in other views to show the calculation of the Verizon shares to be issued.

Draft Form 10-K/A for December 31, 2004 for MCI, Inc.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

39.   Please refer to prior comment number 14. We are unable to determine what you will provide for FAS 5 disclosure for the additional federal, state and foreign tax contingencies and claims as disclosed on page F-61.   Tell us if the parentheticals are deletions. As we previously stated, we believe disclosures for unrecorded exposures to contingent tax liabilities are required by FAS 5. Please revise.

Forms 10-Q for the quarters ended March 31, 2005 and June 30, 2005

40.   Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.

* * * *

Please amend your Form S-4 and have MCI amend its Form 10-K and Form 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: William Regner, Esq.
Debevoise & Plimpton LLP
(212) 909-6836 (fax)

Nicole A. Perez, Esq.
Debevoise & Plimpton LLP
(212) 521-7564 (fax)